CRYSTAL SYSTEMS TO PROVIDE CROSS-PLATFORM MIGRATION FOR BARMENIA, MAJOR GERMAN INSURANCE COMPANY

Complex Migration Will Provide Client with Added Flexibility and Facilitate Sharing of Data and Application Systems

HERZLIA, Israel – December 10, 2002— Crystal Systems Solutions Ltd. (NASDAQ: CRYS), a global provider of leading software products and support services for the modernization of existing information systems, today announced that it has been chosen by Barmenia, one of Germany’s largest independent insurance groups, for the migration of their application systems from a Bull environment to a standardized IBM environment using z/OS, CICS and DB2. The project management, testing and delivery will be carried out by Crystal's IntraComp Group using their US based Migration Solution Center.

Barmenia’s insurance products include health, life, motor vehicle, liability and property insurance. Over 3,000 employees and a network of brokers service more than one million customers with over one million insurance contracts. Qualified employees, a forward-looking management team and modern information systems and communication technologies drive Barmenia's leading place in the German insurance market. For further information see www. barmenia.de ..

To remain a leader in providing insurance in Germany, Barmenia has determined that a change in computer platforms is necessary to support future business requirements.  The current Bull platform deployed at Barmenia is aging, and new application software packages and software development tools are not available for their environment. The majority of large insurance companies worldwide use IBM or compatible computer systems to process strategic business applications. By migrating business applications to the new environment, Barmenia is positioning itself to meet future business needs.

The complexity of this project is evidenced by the number of application programs and database records requiring conversion and the volume of transactions processed by Barmenia.  Barmenia's 60 business applications are comprised of over 4,500 programs and over 1,000 database records.  Online applications process daily more than 500,000 transactions.
“Barmenia’s choice shows yet again that Crystal, both by virtue of its extensive Bull/GCOS migration experience, and safe and controlled project execution, is a market leader in the migration field,” stated Mr. Gad Goldstein, Crystal Systems Solutions Chairman.

“I am proud to say that this project, is the second largest order ever received by Crystal, and it further confirms our leading position in the market place. The Barmenia migration is slated for completion by the end of 2005,” concluded Mr. Goldstein.

 About Crystal

Crystal Systems Solutions Ltd. develops solutions that enable clients to efficiently manage the IT assets at their disposal, including legacy applications, modern application packages, middleware, and networking technologies. Its products provide cross-platform software renovation, modernization, and IT asset management solutions that are designed to accelerate the process of mission-critical legacy renewal, integration, and maintenance during an application´s entire life cycle.

For more information, please visit our web site at http://www.crystal-sys.com .

Crystal Systems Solutions is a member of the Formula Group (Nasdaq:FORTY - News). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.crystal-sys.com